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EXHIBIT 3.1 (b)

ARTICLES OF AMENDMENT
to the
ARTICLES OF-INCORPORATION
of
GEON

        Pursuant to the provision of the Utah Code Annotated (1953) Section 16-10-57, et seq., as amended, the undersigned corporation hereby adopts the following Articles of Amendment to its Articles of Incorporation:

          1.     The name of the corporation is GEON.

          2.     The following amendments to the Articles of Incorporation were adopted by the shareholders of the corporation the 14thday of March, 1985, in the manner prescribed by the provision of the Utah Business Corporation Act:

ARTICLE I

        Name.    The name of the corporation (hereinafter called the "Corporation") is BROKEN ARROW PETROLEUM CO.

ARTICLE IV

        Stock.    The corporation shall have the authority to issue fifty million (50,000,000) shares of voting common stock with a par value of $.001 per share. The corporation shall also have the authority to issue 20,000,000, no par value, serial, preferred shares. The preferred stock may be divided into various series at the discretion of the Board of Directors. Preferred shares will have priority over common shares in matters of liquidation or dissolution.

        All voting rights and all other preferences will be established by the Board of Directors at the time of establishment of any particular-series of preferred stock. Fully paid stock of this corporation shall not be liable to any further call or assessment.

          3.     The number of shares of the corporation outstanding at the time of such adoption was 4,350,000, and the number of shares entitled to vote thereon was 4,350,000. All of the shares were common shares of the same class with like rights and preferences.

          4.     All of the shares were voted for the above amendments as follows:

No. of Shares	Shares Voted "For"	Shares Voted "Against"
4,350,000	2,632,300	800

          5.     The manner in which an exchange of issued shares shall be effected is as follows: No Exchange.

          6.     The manner in which such amendments effects a change in the amount of stated capital, and the amount of stated capital as changed by such amendment is as follows: Capitalization shall be increased from $50,000 to $20,050,000.

        DATED this 19th day of March, 1985

GEON
By:	/s/ DEANNE RANDALL Deanne Randall President
By:	/s/ CHERIL PETERSEN Cheril Petersen Secretary

State of Texas
County of Bexar

On the 15th day of March, 1985, personally appeared
before me /s/Cheril Peterson and I
the signers of the within and foregoing instrument, and, duly acknowledged to me that they executed the same.

  /s/ Ouida F. Hilt
   Notary Public

  Residing in 125 Oakside Universal City, Texas 78148

  My Commission Expires:

  July 5, 1988

                      OUIDA F. HILT
                      Notary Public, Bexar County, Texas

My Commission Expires 7-5-88

State of Utah

County of Salt Lake)

On the 19th day of March,1985 personally appeared
before me Deanna Randall and
the signers of the within and foregoing instrument, and duly acknowledged to me that they executed the same.

/s/ SUSAN I TURPIN
Notary Public Residing in Salt Lake City Utah My Commission Expires: 3-25-86

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  EXHIBIT 3.1 (b)
ARTICLES OF AMENDMENT to the ARTICLES OF-INCORPORATION of GEON